UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ACCURIDE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00439T107

(CUSIP Number)

Robert E. Davis

Richard E. Maybaum

Cetus Capital, LLC

Littlejohn Fund III, L.P.

Littlejohn Associates III, L.L.C.

Cetus Capital II, LLC

Littlejohn Fund IV, L.P.

Littlejohn Associates IV, L.L.C.

Littlejohn Opportunities Master Fund LP

SG Distressed Fund, LP

Littlejohn Opportunities GP LLC

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

December 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,742,223

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,742,223

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.77% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,742,223

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,742,223

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.77% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Associates III, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,742,223

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,742,223

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,223

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.77% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

CUSIP No. 00439T107

1	Name of Reporting Persons Cetus Capital II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,159,472

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,159,472

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,159,472

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.75% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,159,472

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,159,472

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,159,472

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.75% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Associates IV, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,159,472

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,159,472

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,159,472

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.75% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Opportunities Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,143,680

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,143,680

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,143,680

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.41% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

CUSIP No. 00439T107

1	Name of Reporting Persons SG Distressed Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 509,844

	8	Shared Voting Power 0

	9	Sole Dispositive Power 509,844

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 509,844

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.07% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

CUSIP No. 00439T107

1	Name of Reporting Persons Littlejohn Opportunities GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,653,524

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,653,524

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,653,524

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.48% (1)

14	Type of Reporting Person OO

(1) This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

CUSIP No. 00439T107

1	Name of Reporting Persons Robert E. Davis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 74,365

	8	Shared Voting Power 0

	9	Sole Dispositive Power 74,365

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,365

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.157% (1)

14	Type of Reporting Person IN

(1)         This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

CUSIP No. 00439T107

1	Name of Reporting Persons Richard E. Maybaum

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,650

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,650

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,650

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.018% (1)

14	Type of Reporting Person IN

(1) This value is based on 47,515,155 shares of common stock of the Issuer outstanding as of November 7, 2013, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 13, 2012, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 20, 2012 and Amendment No. 2 (“Amendment No. 2”) filed with the Securities and Exchange Commission on November 15, 2013 (together with this Amendment No. 3, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Shares”) of Accuride Corporation, a Delaware corporation (the “Issuer”).  Items 2, 3 and 5 are hereby amended and supplemented as set forth below.

Item 2.         Identity and Background

(a) This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i)     Cetus Capital, LLC, a Delaware limited liability company (“Cetus”), is a single member LLC whose only member is Littlejohn Fund III, L.P., a Delaware limited partnership, and whose manager is Littlejohn & Co., LLC, a Delaware limited liability company.

(ii)      Littlejohn Fund III, L.P. (“Littlejohn Fund III”), whose general partner is Littlejohn Associates III.

(iii)     Littlejohn Associates III.

(iv)    Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership, and whose manager is Littlejohn Managers LLC, a Delaware limited liability company.

(v)     Littlejohn Fund IV, L.P. (“Littlejohn Fund IV”), whose general partner is Littlejohn Associates IV.

(vi)    Littlejohn Associates IV.

(vii)   Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“Littlejohn Opportunities Master Fund”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company (“Littlejohn Opportunities GP”).

(viii)  SG Distressed Fund, LP, a Delaware limited partnership (“SG Distressed Fund”), whose general partner is Littlejohn Opportunities GP.

(ix)    Littlejohn Opportunities GP.

(x)     Robert E. Davis.

(xi)    Richard E. Maybaum.

(b) The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c) Cetus, Cetus II, Littlejohn Opportunities Master Fund and SG Distressed Fund are private investment vehicles engaged in investing in debt and equity instruments.  Littlejohn Fund III and Littlejohn Fund IV are principally engaged in the business of investing and managing private equity investments.  The principal business of Littlejohn Associates III is to act as the general partner of Littlejohn Fund III.  The principal business of Littlejohn Associates IV is to act as the general partner of Littlejohn Fund IV. The principal business of Littlejohn Opportunities GP is to act as the general partner of Littlejohn Opportunities Master Fund and SG Distressed Fund. Robert E. Davis and Richard E. Maybaum are the portfolio managers for Cetus Capital I and II, and Littlejohn Opportunities Master Fund and SG Distressed Fund.

(d) — (e)  During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Cetus and Cetus II are a Delaware limited liability companies. Littlejohn Fund III and Littlejohn Fund IV are Delaware limited partnerships. Littlejohn Associates III and Littlejohn Associates IV are Delaware limited liability companies.  Littlejohn Opportunities Master Fund is a Cayman Islands limited partnership.  Littlejohn Opportunities GP is a Delaware limited liability company.

Item 3.         Source and Amount of Funds or Other Consideration

The Shares were acquired in open market purchases or through the conversion of converible notes acquired in private placement transactions, in all cases using internally generated funds of Cetus.  No funds or consideration were borrowed or obtained for the purpose of acquiring the Shares.  A total of approximately $42,071,803.10, was paid for the Shares acquired by the Reporting Persons and reported herein.

Item 5.         Interest in Securities of the Issuer

(a) — (b) As of November 7, 2013, the number of shares of the Issuer’s common stock outstanding was 47,515,155 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.  As of the date hereof, the Reporting Persons are the beneficial owners of 8,638,234 Shares, which constitutes 18.18% of the Issuer’s outstanding shares of common stock.  Each of Cetus, Littlejohn Fund III and Littlejohn Associates III has the sole power to vote and sole power to dispose of 2,742,223 Shares.  Each of Cetus II, Littlejohn Fund IV and Littlejohn Associates IV has the shared power to vote and shared power to dispose of 4,159,742 Shares.  Each of Littlejohn Opportunities Master Fund and Littlejohn Opportunities GP has the sole power to vote and sole power to dispose of 1,143,680 Shares.  Each of SG Distressed Fund and Littlejohn Opportunities GP has the sole power to vote and sole power to dispose of 509,844 Shares.  Robert E. Davis has the sole power to vote and the sole power to dispose of 74,365 Shares.  Richard E. Maybaum has the sole power to vote and the sole power to dispose of 8,650 Shares.

(c) As a result of purchases on December 2, 2013, December 3, 2013 and December 4, 2013, the Reporting Persons’ holdings were increased to 18.18%, a 1.05% increase from the 17.13% ownership reported by the Reporting Persons in Amendment No. 2 filed on November 15, 2013.  The transactions by the Reporting Persons since Amendment No. 2 was filed on November 15, 2013 (all of which were open market purchases) are listed below.

TradeDate	Fund	Common Stock Acquired	Price Per Share($)
11/19/2013	SG Distressed Fund, LP	10,000	3.2999
11/19/2013	Cetus Capital II, LLC	71,000	3.2999
11/19/2013	Littlejohn Opportunities Master Fund L.P.	19,000	3.2999
11/20/2013	Littlejohn Opportunities Master Fund L.P.	11,400	3.29
11/20/2013	Littlejohn Opportunities Master Fund L.P.	15,233	3.30
11/20/2013	SG Distressed Fund, LP	6,000	3.29
11/20/2013	SG Distressed Fund, LP	8,017	3.30
11/20/2013	Cetus Capital II, LLC	42,600	3.29
11/20/2013	Cetus Capital II, LLC	56,923	3.30
12/2/2013	Cetus Capital II, LLC	49,823	3.3804
12/2/2013	SG Distressed Fund, LP	7,067	3.3804
12/2/2013	Littlejohn Opportunities Master Fund L.P.	13,781	3.3804
12/2/2013	Littlejohn Opportunities Master Fund L.P.	3,900	3.38
12/2/2013	SG Distressed Fund, LP	2,000	3.38
12/2/2013	Cetus Capital II, LLC	14,100	3.38
12/3/2013	Littlejohn Opportunities Master Fund L.P.	24,702	3.3539
12/3/2013	Cetus Capital II, LLC	89,308	3.3539
12/3/2013	SG Distressed Fund, LP	12,668	3.3539
12/4/2013	SG Distressed Fund, LP	834	3.36
12/4/2013	Littlejohn Opportunities Master Fund L.P.	1,627	3.36
12/4/2013	Cetus Capital II, LLC	17,413	3.38
12/4/2013	Littlejohn Opportunities Master Fund L.P.	4,817	3.38
12/4/2013	Cetus Capital II, LLC	5,883	3.36
12/4/2013	SG Distressed Fund, LP	2,470	3.38

Except as set forth above, there have been no transactions with respect to the Shares by the Reporting Persons since Amendment No. 2 was filed on November 15, 2013 or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2013	/s/ Robert E. Davis
Robert E. Davis

Dated: December 5, 2013	/s/ Richard E. Maybaum
Richard E. Maybaum

Dated: December 5, 2013	Cetus Capital, LLC

By: Littlejohn Fund III, L.P., manager
By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 5, 2013	Littlejohn Fund III, L.P.

By: Littlejohn Associates III, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 5, 2013	Littlejohn Associates III, L.L.C.

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 5, 2013	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 5, 2013	Littlejohn Fund IV, L.P.

By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 5, 2013	Littlejohn Associates IV, L.L.C.

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 5, 2013	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

SG Distressed Fund, LP
Dated: December 5, 2013
By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: December 5, 2013	Littlejohn Opportunities GP LLC

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory